Hogan Lovells International LLP Atlantic House Holborn Viaduct London EC1A 2FG T +44 20 7296 2000 F +44 20 7296 2001 www.hoganlovells.com
March 11, 2013 Tia L. Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining U.S. Securities and Exchange Commission 100 F. Street N.E. Washington, DC 20549-7010	Victoria Rodley Direct: 020 7296 5395 victoria.rodley@hoganlovells.com Our ref 2492880.1 Matter ref H5944/00001

Dear Ms Jenkins,

HARMONY GOLD MINING COMPANY LIMITED

FORM 20-F FOR THE YEAR ENDED JUNE 30, 2012

FILED OCTOBER 29, 2012

COMMENT LETTER DATED FEBRUARY 27, 2013

We are in receipt of your letter of February 27, 2013 to our client, Harmony Gold Mining Company Limited (the “Company”), asking that the Company respond to your inquiry within ten business days or inform you of when the Company will provide you a response. Because the Company’s financial director and corporate financial manager are unavailable due to travel commitments, the Company will be able to provide a response on or before April 5, 2013.

Thank you for your co-operation.

Yours sincerely,

/s/ Victoria Rodley

Victoria Rodley

cc:	Frank Abbott

Michelle Kriel

Riana Bisschoff

Hogan Lovells International LLP is a limited liability partnership registered in England and Wales with registered number OC323639 and is authorised and regulated by the Solicitors Regulation Authority of England and Wales. Registered office and principal place of business: Atlantic House, Holborn Viaduct, London EC1A 2FG.

“Hogan Lovells” is an international legal practice that includes Hogan Lovells International LLP and Hogan Lovells US LLP, with offices in: Abu Dhabi Alicante Amsterdam Baltimore Beijing Berlin Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rome San Francisco Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated Offices: Budapest Jakarta Jeddah Riyadh Zagreb.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.